FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2007

OROMIN EXPLORATIONS LTD. (File #0-30614)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1.	Oromin Explorations Ltd. – News Release dated September 7, 2007,
2.	Oromin Explorations Ltd. - BC FORM 53-901F, Material Change Report,
3.	Oromin Explorations Ltd. – News Release dated September 27, 2007,
4.	Oromin Explorations Ltd. - BC FORM 53-901F, Material Change Report.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: October 29, 2007	By: “Chet Idziszek”
Chet Idziszek

Its: President
(Title)

Oromin Explorations Ltd.
2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

October 29, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Oromin Explorations Ltd. - (File #0-30614)
Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:	Chet Idziszek
President

Enclosures

cc:	Standard & Poor's Corporation (w. 3 copies)
Miller Thomson, Attn: Mr. Rupert Legge

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

September 7, 2007	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

GOLOUMA WEST AND GOLOUMA SOUTH GOLD DEPOSITS
CONTINUE TO EXPAND LATERALLY AND TO DEPTH

HIGHLIGHTS

GOLOUMA WEST STEP-OUT DRILLING INTERSECTS SOME OF THE DEEPEST AND THICKEST MINERALIZATION TO DATE:

29 metres of 5.26 g/t gold from 283 metres in RC-113EXT
13 metres of 3.24 g/t gold from 199 metres and 21 metres of 6.99 g/t gold from 214 metres in RC-141

GOLOUMA SOUTH STEP-OUT DRILLING INTERSECTS SOME OF THE DEEPEST MINERALIZATION TO DATE:

14 metres of 7.06 g/t gold from 157 metres in RC-127
10 metres of 2.33 g/t gold from 185 metres in RC-06EXT

INITIAL TRENCHING AT KOROLO RETURNS 3.22 G/T GOLD OVER 13 METRES, AND FOLLOW-UP TRENCHING AT MALEKO ENCOUNTERS MULTIPLE ZONES INCLUDING 5.80 G/T GOLD OVER 3 METRES AND 6.21 G/T GOLD OVER 5 METRES.

Oromin Explorations Ltd. (“Oromin”), (TSX-V:OLE; OTC/BB-OLEPF) is pleased to provide additional results from the westernmost step-out and in-fill drilling at the Golouma West, Golouma South and Masato Gold Deposits. Results from additional trenching at the Dendifa and Maleko Discoveries, and initial trench results from the Korolo Discovery are also presented.

Oromin’s 2007 exploration program is focused on resource delineation of Sabodala’s numerous gold zones and deposits with more than 75,000 metres in 450 holes planned. The results from its ongoing property-wide exploration program continue to support Oromin’s model of multiple gold deposits being located within the Sabodala Property. Please refer to the attached map and Oromin’s previous news releases for additional information.

GOLOUMA WEST GOLD DEPOSIT

The Golouma West Gold Deposit has been traced over 1,000 metres on surface and to 300 metres at depth and remains open in all directions. Oromin is drilling this deposit on 40-metre centres using both RC and diamond core rigs. The majority of recent drilling has focused on the westernmost portion of the deposit where the E-W trending Golouma West mineralization has merged with the NE-SW trending Golouma Northwest mineralization.

Trenching and step-out drilling indicates that both the E-W trending Golouma West and NE-SW trending Golouma Northwest mineralization trends continue to the west and north beyond the areas for which results are available.

Newly drilled mineralized intersections are listed in the attached schedule; the most significant of which are:

  29 metres of 5.26 g/t gold from 283 metres in RC-113EXTENSION*
  8 metres of 5.65 g/t gold from 69 metres in RC-122
  13 metres of 3.86 g/t gold from 104 metres in RC-125
  13 metres of 3.24 g/t gold from 199 metres and 21 metres of 6.99 g/t gold from 214 metres in RC-141
  12 metres of 2.98 g/t gold from 216 metres in RC-144**

* Hole RC-113EXT represents the deepest mineralized intersection to date at Golouma West.

** Hole RC-144 is located on the westernmost section drilled to date at Golouma West.

GOLOUMA SOUTH GOLD DEPOSIT

The Golouma South Gold Deposit has now been traced over 650 metres on surface and to 160 metres depth and remains open in all directions. A recent excavator trench, TRX-178, located 125 metres northeast of the northernmost drilling on the deposit, intersected 2.89 g/t gold over 6 metres which may represent a northward extension of the Golouma South mineralization. Additional trenching is presently underway at this location.

Drilling, at 40-metre centres, is continuing at the Golouma South Deposit using both RC and diamond core rigs. Newly drilled mineralized intersections are listed in the attached schedule, the most significant of which are:

  6 metres of 4.82 g/t gold from 107 metres in RC-03EXT
  10 metres of 2.33 g/t gold from 185 metres in RC-06EXT
  14 metres of 7.06 g/t gold from 157 metres in RC-127
  5 metres of 6.91 g/t gold from 74 metres in RC-130
  4 metres of 9.55 g/t gold from 18 metres in RC-133
  12 metres of 4.84 g/t gold from 9 metres in RC-134
  5 metres of 5.00 g/t gold from 123 metres in RC-140

MASATO GOLD DEPOSIT

The Masato Gold Deposit (which includes Masato North) is coincident with a large and strong gold-in-soil geochemical anomaly 2.6 kilometres in length by up to 1.2 kilometres in width and is located 1.2 kilometres due east of the 1.9 million ounce Sabodala Gold deposit owned by Mineral Deposits Ltd. (“MDL”) that is being readied for production (see MDL August 16, 2007 news release). This large geochemical anomaly is also coincident with 3 parallel I.P. chargeability anomalies of which only the westernmost has been drilled to date.

Preliminary widely-spaced drilling to date, which has only partially tested a 1.4 -kilometre strike extent of Masato, has returned previously released drill results of 15.11 g/t gold over 12 metres from DH-39, 2.44 g/t gold over 22 metres in DH-95 and 2.90 g/t gold over 14 metres in DH-112.

Newly drilled mineralized intersections are listed in the attached schedule; the most significant of which are:

  3 metres of 14.32 g/t gold from 131 metres in DH-125
  2 metres of 14.26 g/t gold from 148 metres in DH-126
  7 metres of 3.32 g/t gold from 58 metres in DH-128

REGIONAL EXPLORATION

In addition to the extensive reverse circulation and core drilling programs, regional exploration continues at various geochemical and structural target areas throughout the Sabodala Property. Recent highlights include:

  Initial trenching at the Korolo target returned 3.22 g/t gold over 13 metres and 5.17 g/t gold over 3 metres in Trh-66 as well as 2.59 g/t gold over 5 metres in TRX-210.
  Follow-up trenching at the Maleko target, where initial trenching returned 4.41 g/t gold over 3 metres and 1.16 g/t gold over 7 metres in TRX-158, has encountered additional multiple zones of 5.80 g/t gold over 3 metres and 6.21 g/t gold over 5 metres in TRX-209.
  Initial trenching at the Dendifa target returned 1.59 g/t gold over 5 metres in TRX-200.

These three discovery areas, as well as Kinemba West, Sekoto, Maki Medina and Niakafiri are now ready for drilling.

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, who has also verified the data disclosed in this news release. TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd. visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

Signed: “Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

SCHEDULE

Oromin Explorations Ltd. Golouma West Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-121	720W	3693N/4360E	015/-60	172-178	6	1.13
RC-122	640W	3664N/4430E	195/-55	69-77 Incl.73-76	8 3	5.65 11.48
RC-123	680W	3705N/4403E	015/-60	118-122	4	2.64
RC-124	720W	3544N/4315E	015/-60	165-169	4	1.66
RC-125	680W	3740N/4413E	015/-60	104-117	13	3.86
RC-141	720W	3538N/4318E	015/-60	199-212 214-235 Incl.227-233 Incl.232-233 239-240 242-252	13 21 6 1 1 10	3.24 6.99 19.35 80.73 20.03 1.27
RC-142	760W	3665N/4305E	015/-60	212-217 268-271	5 3	1.46 1.29
RC-143	760W	3625N/4295E	015/-60	227-232	5	3.73
RC-144	760W	3585N/4285E	015/-60	216-228 Incl.218-223	12 5	2.98 4.92
DH-RC75EXT	360W	3410N/4660E	015/-60	234-237	3	1.22
DH-RC83EXT	480W	3505N/4560E	015/-60	213-219 236-240 Incl.238-239 247-248	6 4 1 1	2.53 5.80 15.23 16.43
DH-RC113EXT	720W	3500N/4300E	015/-60	276-278 283-312 Incl.292-295 and 303-305	2 29 3 2	2.06 5.26 25.19 9.38

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Oromin Explorations Ltd. Golouma South Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-126	095S	3063N/5040E	110/-60	21-23 128-135 156-160	2 7 4	1.68 2.32 7.69
RC-127	125S	3034N/5030E	110/-60	86-87 148-153 157-171 Incl.157-163 Incl.157-158 181-182	1 5 14 6 1 1	9.40 1.48 7.06 14.32 30.18 3.57
RC-128	160S	3013N/5005E	110/-60	191-193	2	1.41
RC-129	200S	2965N/5020E	110/-60	140-147 Incl.144-146	7 2	2.04 5.73
RC-130	200S	2945N/5070E	110/-60	69-72 74-79 Incl.77-78 99-102	3 5 1 3	2.46 6.91 30.01 3.67
RC-131	240S	2910N/5040E	110/-60	101-105	4	5.06
RC-133	060N	3180N/5192E	110/-55	18-22	4	9.55
RC-134	040N	3165N/5182E	110/-60	9-21 Incl.16-20	12 4	4.84 10.41
RC-137	075S	3055N/5130E	110/-60	78-84 Incl.78-80 95-102	6 2 7	4.79 10.19 1.28
RC-138	075S	3070N/5093E	110/-60	123-124 129-132 144-145	1 3 1	4.12 1.93 4.39
RC-139	000S	3130N/5145E	110/-60	88-94 Incl.89-90	6 1	2.59 9.81
RC-140	000S	3145N/5105E	110/-60	123-128 Incl.126-127	5 1	5.00 12.24
DH-RC03EXT	020S	3111N/5126E	110/-60	107-113 Incl.107-111	6 4	4.82 7.01
DH-RC04EXT	020S	3126N/5088E	110/-60	134-138	4	3.41
DH-RC06EXT	050S	3089N/5105E	110/-60	165-167 185-195 Incl.185-188	2 10 3	2.75 2.33 4.93

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Oromin Explorations Ltd. Masato Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-123	340S	9135N/4486E	110/-45	54-59 194-195	5 1	1.65 3.09
DH-125	340S	9135N/4486E	110/-65	65-74 131-134 Incl.132-133 235-239 246-249	9 3 1 4 3	1.56 14.32 40.74 1.10 1.79
DH-126	340S	9152N/4462E	110/-65	116-119 124-126 148-150 Incl.148-149	3 2 2 1	2.31 1.66 14.26 27.91
DH-127	340S	9152N/4462E	110/-80	111-114 139-146 Incl.142-144 193-204	3 7 2 11	1.09 1.89 4.79 1.80
DH128	260N	9734N/4617E	110/-45	58-65	7	3.32
DH-128A	260N	9735N/4615E	110/-50	62-65 67-73	3 6	3.06 1.42
DH-130	260N	9735N/4615E	110/-65	68-75	7	1.44

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

N
BRANSAN
DENDIFA WEST
Oromin West Boundary
MALEKO
SABODALA
NORTH
SEKOTO
MASATO
NORTH
Sabodala
Deposit
MASATO
MAMAKONO
Niakafiri
Deposit
* MDL
NIAKAFIRI
SOUTHWEST
NIAKAFIRI
SOUTHEAST
GOLOUMA
MAKI
MEDINA
GOLOUMA
NORTHWEST
KOROLO
GOLOUMA
WEST
KOBOKOTO
GOLOUMA
SOUTH
** Oromin East Boundary
CLOVER LEAF
GOUMBATI
KINEMBA
WEST
KINEMBA
2 Kilometres

* MDL Concession (20.7 sq/km)
** Oromin Concession (230 sq/km)

Oromin Explorations Ltd.

Sabodala Project
Gold Deposits & Zones

July 2007

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

September 21, 2007

Item 3.	Press Release

September 7, 2007, Vancouver, B.C.

Item 4.	Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 21st day of September, 2007.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

September 27, 2007	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

Oromin retains AGORACOM to provide Google search
Engine IR program and social network for shareholders

Oromin Explorations Ltd. is pleased to announce it has retained the services of AGORACOM Investor Relations (http://www.agoracom.com) to provide a search engine marketing program through Google for the purpose of attracting new shareholders, as well as a customized and monitored community for both current and prospective shareholders of the Company.

LAUNCH OF OROMIN COMMUNITY

Effective October 5, 2007, a customized and monitored Oromin IR HUB will be launched on AGORACOM at http://www.agoracom.com/ir/oromin . The IR HUB propels the Company into the forefront of Web 2.0 community building by providing investors with two very important functions. First, a monitored discussion forum for the purposes of constructive and high-quality discussion amongst investors that is free of spam, profanity and misinformation. Second, a social network that provides investors with the ability to create extensive profiles that include photos, bios, video messages to fellow investors, a rating system and other important items to create a closer bond between our shareholders.

The terms of the 12-month agreement include monthly cash compensation of $3,000 and the grant of options on 250,000 shares at $2.79 per share.

AGORACOM Investor Relations, based in Toronto, is an established online investor relations firm for small-cap companies. It is partnered with such major internet companies as Yahoo, AOL and Google to introduce its clients to prospective small-cap investors. It has served over 200 companies since 1997.

To find out more about Oromin Explorations Ltd. visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

Signed: “Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

September 28, 2007

Item 3.	Press Release

September 27, 2007, Vancouver, B.C.

Item 4.	Summary of Material Change

Investor Relations Consultant Appointed.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 28th day of September, 2007.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

September 27, 2007	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

Oromin retains AGORACOM to provide Google search
Engine IR program and social network for shareholders

Oromin Explorations Ltd. is pleased to announce it has retained the services of AGORACOM Investor Relations (http://www.agoracom.com) to provide a search engine marketing program through Google for the purpose of attracting new shareholders, as well as a customized and monitored community for both current and prospective shareholders of the Company.

LAUNCH OF OROMIN COMMUNITY

Effective October 5, 2007, a customized and monitored Oromin IR HUB will be launched on AGORACOM at http://www.agoracom.com/ir/oromin . The IR HUB propels the Company into the forefront of Web 2.0 community building by providing investors with two very important functions. First, a monitored discussion forum for the purposes of constructive and high-quality discussion amongst investors that is free of spam, profanity and misinformation. Second, a social network that provides investors with the ability to create extensive profiles that include photos, bios, video messages to fellow investors, a rating system and other important items to create a closer bond between our shareholders.

The terms of the 12-month agreement include monthly cash compensation of $3,000 and the grant of options on 250,000 shares at $2.79 per share.

AGORACOM Investor Relations, based in Toronto, is an established online investor relations firm for small-cap companies. It is partnered with such major internet companies as Yahoo, AOL and Google to introduce its clients to prospective small-cap investors. It has served over 200 companies since 1997.

To find out more about Oromin Explorations Ltd. visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

Signed: “Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE